Weyerhaeuser Real Estate Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

May 22, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration

Weyerhaeuser Real Estate Company

Registration Statement on Form S-4/S-1 (File No. 333-193251)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Weyerhaeuser Real Estate Company (the “Company”), a Washington corporation, hereby requests that its Registration Statement on Forms S-4 and S-1 (File No. 333-193251) (the “Registration Statement”) be declared effective at 3:00 p.m., Washington, D.C. time, or as soon thereafter as practicable on May 22, 2014.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Company acknowledges that in connection with the Registration Statement: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

By:	/s/ Devin W. Stockfish

Name:	Devin W. Stockfish
Title:	Corporate Secretary

[Signature Page to the Acceleration Request]